Filed Pursuant to Rule 424(b)(3)

Registration No. 333-178333 and

Nos. 333-178333-01 through 333-178333-12

Prospectus Supplement No. 15

(To Prospectus dated December 29, 2011)

Horizon Lines, Inc.

Common Stock, Warrants, 6.00% Series A Convertible Secured Notes due 2017 and 6.00%

Series B Mandatorily Convertible Secured Notes due 2017

This Prospectus Supplement No. 15 supplements and amends the prospectus dated December 29, 2011, as supplemented by Prospectus Supplement No. 1 dated January 12, 2012, Prospectus Supplement No. 2 dated January 30, 2012, Prospectus Supplement No. 3 dated February 24, 2012, Prospectus Supplement No. 4 dated March 28, 2012, Prospectus Supplement No. 5 dated April 11, 2012, Prospectus Supplement No. 6 dated April 13, 2012, Prospectus Supplement No. 7 dated April 24, 2012, Prospectus Supplement No. 8 dated May 7, 2012, Prospectus Supplement No. 9 dated May 9, 2012, Prospectus Supplement No. 10 dated June 7, 2012, Prospectus Supplement No. 11 dated July 6, 2012, Prospectus Supplement No. 12 dated July 18, 2012, Prospectus Supplement No. 13 dated July 27, 2012 and Prospectus Supplement No. 14 dated August 2, 2012 (collectively referred to herein as the “Prospectus”).

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K dated August 7, 2012, which is attached hereto.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

See “Risk Factors” beginning on page 18 of the Prospectus dated December 29, 2011, for a discussion of certain risks that you should consider prior to investing in the securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is August 7, 2012.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 2, 2012

HORIZON LINES, INC.

(Exact name of registrant as specified in its Charter)

Delaware	001-32627	74-3123672
(State or Other Jurisdiction of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4064 Colony Road, Suite 200
Charlotte, North Carolina 28211
(Address of Principal Executive Offices, including Zip Code)

(704) 973-7000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On August 2, 2012, Horizon Lines, Inc. (the “Company”) issued a press release announcing its financial results for the second fiscal quarter ended June 24, 2012. A copy of the press release is filed as Exhibit 99.1 hereto, and is incorporated herein by reference.

Item 7.01. Regulation FD Disclosure.

The disclosure under Item 2.02 of this Current Report on Form 8-K is incorporated herein by reference.

The information under Items 2.02 and 7.01 and in Exhibit 99.1 in this Form 8-K is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into a filing under the Securities Act of 1933, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SAFE HARBOR STATEMENT

The information contained in this Current Report on Form 8-K (including the exhibits hereto) should be read in conjunction with our filings made with the Securities and Exchange Commission. This Current Report on Form 8-K (including the exhibits hereto) contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases identify forward-looking statements.

All forward-looking statements involve risk and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

Factors that may cause actual results to differ from expected results include: volatility in fuel prices; decreases in shipping volumes; our ability to maintain adequate liquidity to operate our business; our ability to make interest payments on our outstanding indebtedness; work stoppages, strikes and other adverse union actions; the reaction of our customers and business partners to our announcements and filings, including those referred to herein; government investigations and legal proceedings; suspension or debarment by the federal government; compliance with safety and environmental protection and other governmental requirements; failure to comply with the terms of our probation, increased inspection procedures and tighter import and export controls; repeal or substantial amendment of the coastwise laws of the United States, also known as the Jones Act; catastrophic losses and other liabilities; the successful start-up of any Jones-Act competitor; failure to comply with the various ownership, citizenship, crewing, and U.S. build requirements dictated by the Jones Act; the arrest of our vessels by maritime claimants; severe weather and natural disasters; and the aging of our vessels and unexpected substantial dry-docking or repair costs for our vessels.

In light of these risks and uncertainties, expected results or other anticipated events or circumstances discussed in this Form 8-K might not occur. We undertake no obligation, and specifically decline any obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

See the section entitled “Risk Factors” in our Form 10-K for the fiscal year ended December 25, 2011, as filed with the SEC for a more complete discussion of the above mentioned risks and uncertainties and for other risks and uncertainties. Those factors and the other risk factors described therein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

NON-GAAP FINANCIAL MEASURES

Item 2.02 and 7.01, and Exhibit 99.1 hereto, contain the following financial measures: adjusted net income, adjusted net income per share, adjusted operating income, as well as EBITDA and adjusted EBITDA. These are non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission.

The Company uses adjusted net income, adjusted net income per share and adjusted operating income to exclude certain items to provide a useful measure of the Company’s operations without the impact of significant special items. The Company defines EBITDA as net income plus net interest expense, income taxes, depreciation and amortization and adjusted EBITDA as net income plus net interest expense, income taxes, depreciation and amortization adjusted to exclude unusual items.

The Company believes that these non-GAAP financial measures provide information that is useful to the Company’s investors. The Company believes that this information is helpful in understanding period-over-period operating results separate and apart from items that may, or could, have a disproportional positive or negative impact on the Company’s results of operations in any particular period. Additionally, the Company uses these non-GAAP measures to evaluate its past performance and prospects for future performance. The Company also utilizes certain of these measures to compensate certain management personnel of the Company.

The Company believes that EBITDA is a meaningful measure for investors as EBITDA is a component of the measure used by the Company’s board of directors and management team to evaluate the Company’s operating performance and EBITDA is a measure used by the Company’s management team to make day-to-day operating decisions.

The Company also uses a non-GAAP net income measure on a per share basis. The Company believes that it is important to provide per share information, in addition to absolute dollar measures, when describing its business, including when presenting non-GAAP measures.

The Company uses adjusted financial measures to exclude certain items in order to illustrate the affect of those items on the financial performance of the Company. Adjusted financial measures are the measures used by management to compare operating results and to evaluate operating performance.

The financial measures adjusted net income, adjusted net income per share, adjusted operating income, as well as EBITDA and adjusted EBITDA are not recognized terms under GAAP and do not purport to be alternatives to net income or earnings per share as a measure of earnings, as they do not consider certain cash requirements such as dividend payments and debt service requirements. Because all companies do not use identical calculations, these presentations of non-GAAP financial measures may not be comparable to other similarly titled measures of other companies.

Reconciliations of the non-GAAP measures to the most directly comparable GAAP measures are provided in the press release filed as Exhibits 99.1.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99.1	Press Release of Horizon Lines, Inc. dated August 2, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON LINES, INC. (Registrant)

Date: August 7, 2012	By:	/s/ Michael F. Zendan II
Michael F. Zendan II
Senior Vice President and
General Counsel

Exhibit Index

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99.1	Press Release of Horizon Lines, Inc. dated August 2, 2012.

Exhibit 99.1

PRESS RELEASE

For information contact:

Jim Storey

Director, Investor Relations & Corporate Communications

704.973.7107

jstorey@horizonlines.com

HORIZON LINES REPORTS SECOND-QUARTER FINANCIAL RESULTS

Container Volume Improves 3.6% From A Year Ago

CHARLOTTE, NC, August 2, 2012 – Horizon Lines, Inc. (OTCQB: HRZL) today reported financial results for the fiscal second quarter ended June 24, 2012.

Financial results are presented on a continuing operations basis, excluding the previously discontinued trans-Pacific FSX service and logistics operations.

Comparison of GAAP and Non-GAAP Results from Continuing Operations	Quarter Ended
(in millions, except per share data)*	6/24/2012	6/26/2011
GAAP:
Operating revenue	$270.9	$253.7
Net (loss) income	$(29.9)	$4.5
Net (loss) income per diluted share	$(1.49)	$3.63

Non-GAAP:*
EBITDA	$(0.6)	$33.1
Adjusted EBITDA	$15.2	$19.7
Adjusted net loss	$(13.6)	$(7.5)
Adjusted net loss per share	$(0.68)	$(6.08)

*	See attached schedules for reconciliations of second-quarter 2012 and 2011 reported GAAP results to Non-GAAP results. Per-share amounts reflect 20.1 million weighted average shares outstanding for the 2012 second quarter, compared with 1.2 million for the 2011 period.

“Horizon Lines experienced a 3.6% improvement in container volume during the second quarter relative to the year-ago period,” said Sam Woodward, President and Chief Executive Officer. “Our overall adjusted EBITDA performance for the quarter was better than expected, due largely to the volume gain, which in turn improved the recovery of fuel costs. The adjusted EBITDA shortfall of $4.5 million from a year ago was predominantly due to a $5.4 million increase in transit and crew costs associated with dry-docking in China certain of our vessels that serve the Puerto Rico trade. We made this decision to facilitate extensive maintenance and high-quality enhancements necessary to help ensure our service integrity in Puerto Rico and improve the reliability of these vessels.

Horizon Lines 2nd Quarter 2012	Page 2 of 11

“We experienced a modest rise in revenue container rates, which partially mitigated increased variable expenses,” Mr. Woodward continued. “Non-transportation revenue declined from a year-ago due to a reduction in terminal services revenue.

“Looking at each trade lane, Hawaii experienced continued strong volume gains during the quarter, helped in part by improving tourism and ongoing customer support amid an otherwise sluggish business environment,” Mr. Woodward said. “Alaska’s business rebounded from the first quarter, when record cold and snowfall exacerbated and extended the typically slow winter season. However, volume remained just shy of the year ago level, primarily due to a late start to the summer seafood season. Puerto Rico experienced a modest volume increase from a year ago, characterized by an improved mix of refrigerated cargo.”

Second-Quarter 2012 Financial Highlights

Volume, Rate & Fuel Cost – Container volume for the 2012 second quarter totaled 59,768 revenue loads, up 3.6% from 57,677 loads for the same period a year ago. Unit revenue per container totaled $4,269 in the 2012 second quarter, compared with $4,079 in 2011. Unit revenue per container, net of fuel surcharges, was $3,174, up 1.1% from $3,140 a year ago. Bunker fuel costs averaged $733 per metric ton in the second quarter, 10.9% above the average price of $661 per ton in the same quarter in 2011.

Operating Revenue – Second-quarter operating revenue from continuing operations increased 6.8% to $270.9 million from $253.7 million a year ago. The factors driving the $17.2 million revenue improvement were: an $11.0 million increase in fuel surcharges; a $6.6 million gain in volume; and a $2.1 million increase in revenue container rates. These increases were partially offset by a $2.5 million decline in other non-transportation services revenue.

Operating Income – GAAP operating income from continuing operations for the 2012 second quarter totaled $1.0 million, compared with $19.0 million a year ago. 2012 GAAP operating income includes costs of $0.9 million for antitrust-related legal expenses, impairment charges and severance, and $0.3 million in legal and tax consulting fees associated with the company’s refinancing efforts. GAAP operating income for the 2011 second quarter includes an $18.2 million net expense reversal related to legal settlement reductions, partially offset by $4.8 million in charges associated with equipment impairment, antitrust related legal expenses, refinancing costs and employee severance (see reconciliation tables for specific line-item amounts). Adjusting for these items, second-quarter 2012 adjusted operating income totaled $2.2 million, compared with $5.6 million a year ago.

EBITDA – EBITDA from continuing operations totaled a negative $0.6 million for the 2012 second quarter, compared with a positive $33.1 million for the same period a year ago. Adjusted EBITDA from continuing operations for the second quarter of 2012 was $15.2 million, compared with $19.7 million for 2011. Among the key factors in the $4.5 million decline in 2012 second-quarter adjusted EBITDA from a year ago was an

Horizon Lines 2nd Quarter 2012	Page 3 of 11

incremental $5.4 million of transit and crew costs associated with the China dry-dockings, as well as a decrease of non-transportation revenue, which together more than offset volume gains and associated improved fuel cost recovery. EBITDA and adjusted EBITDA for the 2012 and 2011 second quarters were impacted by the same factors affecting operating income. Additionally, 2012 adjusted EBITDA reflects the exclusion of a primarily non-cash net loss of $14.6 million, resulting from a $47.4 million loss on the conversion of debt to equity which was partially offset by a $32.8 million gain on marking the conversion feature in the company’s convertible debt to fair value (see reconciliation tables for specific line item amounts).

Net Loss – On a GAAP basis, the second-quarter net loss from continuing operations totaled $29.9 million, or $1.49 per share on 20.1 million weighted average shares outstanding, compared with 2011 second-quarter net income from continuing operations of $4.5 million, or $3.63 per share on 1.2 million weighted average shares outstanding. On an adjusted basis, the second-quarter net loss from continuing operations totaled $13.6 million, or $0.68 per share, compared with a net loss of $7.5 million, or $6.08 per share, a year ago. The 2012 and 2011 second-quarter adjusted net losses reflect the same items impacting adjusted EBITDA in each period. Additionally, the adjusted net loss for both periods reflects the elimination of the non-cash accretion of antitrust-related legal settlements, and if applicable, the tax impact on the adjustments (see reconciliation tables for specific line item amounts).

Six-Month Results – For the first half of fiscal 2012, operating revenue from continuing operations increased 8.0% to $534.3 million from $494.5 million for the same period in 2011. EBITDA from continuing operations totaled $5.1 million compared with $38.1 million a year ago. First-half 2012 adjusted EBITDA totaled $26.0 million, compared with adjusted EBITDA of $30.3 million for the same period in 2011. Net incremental costs for the 2012 period, including transit and crew costs associated with vessels being dry-docked in China, negatively impacted 2012 six-month adjusted EBITDA by approximately $5.6 million. 2012 six-month adjusted EBITDA excludes net costs totaling $21.0 million, including $2.7 million for severance, antitrust-related legal expenses and asset impairment, $1.0 million in legal and tax consulting fees associated with the company’s refinancing efforts, and a $17.3 million primarily non-cash net loss that reflects a $36.4 million loss on the conversion of debt to equity, partially offset by a $19.1 million gain from marking the conversion feature in the company’s convertible debt to fair value. Adjusted EBITDA for the 2011 six-month period excludes an $18.2 million net reversal related to legal settlement reductions, which was partially offset by $10.4 million in charges for antitrust-related legal expenses, equipment impairment, severance and refinancing costs (see reconciliation tables for specific line-item amounts). The net loss from continuing operations for the 2012 six-month period totaled $56.7 million, or $4.89 per share on 11.6 million weighted average shares outstanding, compared with $15.7 million, or $12.68 per share on 1.2 million weighted average shares outstanding, for the prior year. The adjusted net loss from continuing operations for the 2012 six-month period totaled $34.6 million, or $2.98 per share, compared with an adjusted net loss from continuing operations of $23.4 million, or $18.85 per share, for the comparable year-ago period.

Horizon Lines 2nd Quarter 2012	Page 4 of 11

Shares Outstanding – The company had a weighted daily average of 20.1 million basic and fully diluted shares outstanding for the second quarter of 2012, and 11.6 million basic and fully diluted shares for the first six months of the year. This compares with 1.2 million basic and fully diluted shares outstanding for corresponding periods a year ago. Shares outstanding reflect the previously disclosed financial restructuring and 1-for-25 reverse stock split in the fourth quarter of 2011, a mandatory debt-for-equity exchange in the first quarter of 2012, and a further financial restructuring in the second quarter of 2012. As part of the second-quarter 2012 restructuring, the company issued 28.8 million shares of common stock and warrants convertible by U.S. citizens into 47.2 million shares of common stock. At July 23, 2012, 34.2 million shares of the company’s common stock and warrants convertible into 57.0 million shares were outstanding.

Liquidity, Credit Facility Compliance & Debt Structure – Based on accounts receivable outstanding as of June 24, 2012, the company had total liquidity of $37.0 million, consisting of $19.7 million in cash and $17.3 million of asset-based loan (“ABL”) borrowing availability. Outstanding debt totaled $431.2 million, consisting of: $223.9 million of 11.00% first-lien senior secured notes due October 15, 2016; $152.3 million of second-lien senior secured notes due October 15, 2016, bearing interest at 15.00%, being paid in kind with additional second-lien secured notes; and $42.5 million drawn on the ABL facility, bearing interest at a weighted average of 3.98%. Also remaining outstanding were $3.7 million of 6.00% convertible secured notes due April 15, 2017, $2.2 million of 4.25% convertible notes due August 15, 2012, and a $6.6 million capital lease. The company’s weighted average interest rate for funded debt was 11.60%. Availability under the ABL facility is based on a percentage of eligible accounts receivable and customary reserves, with a maximum of $100.0 million. Letters of credit issued against the ABL facility totaled $18.9 million at June 24, 2012.

Please see attached schedules for the reconciliation of second-quarter and six-month 2012 and 2011 reported GAAP results and Non-GAAP adjusted results.

Outlook

The company continues to project that 2012 container volumes will increase modestly, in the 1% to 2% range, and that container rates, net of fuel surcharges, will rise slightly from 2011 levels, due to the continuing slow economic recoveries in our markets. Fuel prices for 2012 are currently projected to average in the $675-$680 per-ton range.

Based upon the company’s current level of operations, as well as the recent restructuring and conversion of its debt and resolution of the lease obligations related to the vessels that served the FSX service, cash flow from operations and available cash, together with borrowings available under the ABL Facility, are expected to be adequate to meet liquidity needs. The company expects total liquidity during the remainder of 2012 to remain near or above the $37.0 million as of June 24, 2012.

Horizon Lines 2nd Quarter 2012	Page 5 of 11

Use of Non-GAAP Measures

Horizon Lines reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). The company also believes that the presentation of certain non-GAAP measures, i.e., EBITDA and results excluding certain costs and expenses, provides useful information for the understanding of its ongoing operations and enables investors to focus on period-over-period operating performance without the impact of significant special items. The company further feels these non-GAAP measures enhance the user’s overall understanding of the company’s current financial performance relative to past performance and provide a better baseline for modeling future earnings expectations. Non-GAAP measures are reconciled in the financial tables accompanying this news release. The company cautions that non-GAAP measures should be considered in addition to, but not as a substitute for, the company’s reported GAAP results.

About Horizon Lines

Horizon Lines, Inc. is one of the nation’s leading domestic ocean shipping companies and the only ocean cargo carrier serving all three noncontiguous domestic markets of Alaska, Hawaii and Puerto Rico from the continental United States. The company maintains a fleet of 15 fully Jones Act qualified vessels and operates five port terminals in Alaska, Hawaii and Puerto Rico. A trusted partner for many of the nation’s leading retailers, manufacturers and U.S. government agencies, Horizon Lines provides reliable transportation services that leverage its unique combination of ocean transportation and inland distribution capabilities to deliver goods that are vital to the prosperity of the markets it serves. The company is based in Charlotte, NC, and its stock trades on the over-the-counter market under the symbol HRZL.

Forward Looking Statements

The information contained in this press release should be read in conjunction with our filings made with the Securities and Exchange Commission. This press release contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements are those that do not relate solely to historical fact. They include, but are not limited to, any statement that may predict, forecast, indicate or imply future results, performance, achievements or events. Words such as, but not limited to, “believe,” “anticipate,” “plan,” “targets,” “projects,” “will,” “expect,” “would,” “could,” “should,” “may,” and similar expressions or phrases identify forward-looking statements.

Factors that may cause expected results or anticipated events or circumstances discussed in this press release to not occur or to differ from expected results include: volatility in fuel prices; decreases in shipping volumes; our ability to maintain adequate liquidity to operate our business; our ability to make interest payments on our outstanding indebtedness; work stoppages, strikes and other adverse union actions; the reaction of our customers and business partners to our announcements and filings, including those referred to herein; government investigations and legal proceedings; suspension or debarment by the federal government; compliance with safety and environmental protection and other

Horizon Lines 2nd Quarter 2012	Page 6 of 11

governmental requirements; failure to comply with the terms of our probation; increased inspection procedures and tighter import and export controls; repeal or substantial amendment of the coastwise laws of the United States, also known as the Jones Act; catastrophic losses and other liabilities; the successful start-up of any Jones-Act competitor; failure to comply with the various ownership, citizenship, crewing, and U.S. build requirements dictated by the Jones Act; the arrest of our vessels by maritime claimants; severe weather and natural disasters; and the aging of our vessels and unexpected substantial dry-docking or repair costs for our vessels.

All forward-looking statements involve risk and uncertainties. In light of these risks and uncertainties, expected results or other anticipated events or circumstances discussed in this press release might not occur. The forward-looking statements included in the press release are made only as of the date they are made and the company undertakes no obligation to update any such statements, except as otherwise required by applicable law. See the section entitled “Risk Factors” in our 2011 Form 10-K filed with the SEC on April 10, 2012, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Those factors and the other risk factors described therein are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences.

(tables follow)

Horizon Lines 2nd Quarter 2012	Page 7 of 11

Horizon Lines, Inc.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except per share data)

	June 24,	December 25,
	2012	2011
Assets
Current assets
Cash	$19,732	$21,147
Accounts receivable, net of allowance of $5,116 and $6,416 at June 24, 2012 and December 25, 2011, respectively	116,633	105,949
Materials and supplies	27,919	28,091
Deferred tax asset	7,947	10,608
Assets of discontinued operations	7,176	12,975
Other current assets	7,604	7,196

Total current assets	187,011	185,966
Property and equipment, net	160,082	167,145
Goodwill	198,793	198,793
Intangible assets, net	55,335	69,942
Assets of discontinued operations	146	—
Other long-term assets	19,038	17,963

Total assets	$620,405	$639,809

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities
Accounts payable	$46,041	$31,683
Current portion of long-term debt, including capital lease	5,733	6,107
Accrued vessel rent	9,277	13,652
Current liabilities of discontinued operations	7,791	45,313
Other accrued liabilities	81,693	97,097

Total current liabilities	150,535	193,852
Long-term debt, including capital lease, net of current portion	383,991	509,741
Deferred rent	11,317	13,553
Deferred tax liability	8,307	10,702
Liabilities of discontinued operations	41,253	51,293
Other long-term liabilities	24,216	26,654

Total liabilities	619,619	805,795

Stockholders’ equity (deficiency)
Preferred stock, $.01 par value, 30,500 shares authorized; no shares issued or outstanding	—	—
Common stock, $.01 par value, 100,000 shares authorized, 32,087 shares issued and outstanding as of June 24, 2012 and 2,421 shares issued and 2,269 shares outstanding as of December 25, 2011	931	605
Treasury stock, 152 shares at cost as of December 25, 2011	—	(78,538)
Additional paid in capital	378,690	213,135
Accumulated deficit	(381,843)	(303,260)
Accumulated other comprehensive income	3,008	2,072

Total stockholders’ equity (deficiency)	786	(165,986)

Total liabilities and stockholders’ equity (deficiency)	$620,405	$639,809

Horizon Lines 2nd Quarter 2012	Page 8 of 11

Horizon Lines, Inc.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share data)

	Quarter Ended		Six Months Ended
	June 24,	June 26,	June 24,	June 26,
	2012	2011	2012	2011
Operating revenue	$270,939	$253,731	$534,294	$494,451
Operating expense:
Vessel	92,222	78,184	180,868	153,733
Marine	51,740	46,991	102,344	95,503
Inland	46,629	44,642	93,326	86,934
Land	35,609	35,119	73,489	70,774
Rolling stock rent	10,694	10,373	20,667	20,094

Cost of services (excluding depreciation expense)	236,894	215,309	470,694	427,038
Depreciation and amortization	10,397	10,947	20,797	21,824
Amortization of vessel dry-docking	2,622	4,070	6,635	8,138
Selling, general and administrative	19,529	19,842	41,042	43,677
Impairment charge	257	2,818	257	2,818
Legal settlements	—	(18,202)	—	(18,202)
Miscellaneous expense (income), net	233	(46)	(77)	397

Total operating expense	269,932	234,738	539,348	485,690
Operating income (loss)	1,007	18,993	(5,054)	8,761
Other expense:
Interest expense, net	16,238	12,910	33,977	23,626
Loss on conversion/modification of debt	47,403	889	36,421	630
Gain on change in value of debt conversion features	(32,800)	—	(19,130)	—
Other expense, net	4	8	18	22

(Loss) income from continuing operations before income tax expense	(29,838)	5,186	(56,340)	(15,517)
Income tax expense	49	681	346	196

Net (loss) income from continuing operations	(29,887)	4,505	(56,686)	(15,713)
Net loss from discontinued operations	(16,187)	(9,921)	(21,894)	(23,774)

Net loss	$(46,074)	$(5,416)	$(78,580)	$(39,487)

Basic and diluted net (loss) income per share:
Continuing operations	$(1.49)	$3.63	$(4.89)	$(12.68)
Discontinued operations	(0.81)	(7.99)	(1.89)	(19.19)

Basic net loss per share	$(2.30)	$(4.36)	$(6.78)	$(31.87)

Number of weighted average shares used in calculation:
Basic	20,068	1,241	11,595	1,239
Diluted	20,068	1,241	11,595	1,239

Horizon Lines 2nd Quarter 2012	Page 9 of 11

Horizon Lines, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Six Months Ended
	June 24,	June 26,
	2012	2011
Cash flows from operating activities:
Net loss from continuing operations	$(56,686)	$(15,713)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	10,672	11,663
Amortization of other intangible assets	10,125	10,161
Amortization of vessel dry-docking	6,635	8,138
Amortization of deferred financing costs	1,404	2,018
Gain on change in value of conversion features	(19,130)	—
Impairment charge	257	2,818
Legal settlements	—	(18,202)
Loss on conversion/modification of debt	36,421	630
Deferred income taxes	266	2,026
Gain on equipment disposals	(213)	(368)
Stock-based compensation	258	364
Accretion of interest on convertible notes	3,931	5,764
Accretion of interest on legal settlements	1,121	284
Changes in operating assets and liabilities:
Accounts receivable	(10,764)	(21,449)
Materials and supplies	94	(3,772)
Other current assets	(407)	(2,933)
Accounts payable	14,358	(10,973)
Accrued liabilities	4,875	(2,844)
Vessel rent	(6,612)	(2,237)
Vessel dry-docking payments	(9,336)	(6,839)
Accrued legal settlements	(1,500)	(1,884)
Other assets/liabilities	32	(837)

Net cash used in operating activities from continuing operations	(14,199)	(44,185)
Net cash used in operating activities from discontinued operations	(19,891)	(20,975)

Cash flows from investing activities:
Purchases of property and equipment	(4,230)	(6,708)
Proceeds from the sale of property and equipment	830	1,402

Net cash used in investing activities from continuing operations	(3,400)	(5,306)
Net cash used in investing activities from discontinued operations	—	(390)

Cash flows from financing activities:
Borrowing under ABL facility	42,500	—
Borrowing under revolving credit facility	—	97,500
Payments on revolving credit facility	—	(9,000)
Payments on long-term debt	(1,125)	(9,375)
Payments of financing costs	(4,400)	(6,848)
Payments on capital lease obligations	(900)	(783)

Net cash provided by financing activities	36,075	71,494

Net increase in cash from continuing operations	18,476	22,003
Net decrease in cash from discontinued operations	(19,891)	(21,365)

Net increase in cash	(1,415)	638
Cash at beginning of period	21,147	2,751

Cash at end of period	$19,732	$3,389

Horizon Lines 2nd Quarter 2012	Page 10 of 11

Horizon Lines, Inc.

Adjusted Operating Income (Loss) Reconciliation

(in thousands)

	Quarter Ended June 24, 2012	Quarter Ended June 26, 2011	Six Months Ended June 24, 2012	Six Months Ended June 26, 2011
Operating Income (Loss)	$1,007	$18,993	$(5,054)	$8,761

Adjustments:
Antitrust Legal Expenses	427	949	1,183	3,127
Refinancing Costs	303	878	949	878
Impairment Charge	257	2,818	257	2,818
Union/Other Severance	156	141	1,279	2,946
Legal Settlements	—	(18,202)	—	(18,202)

Total Adjustments	1,143	(13,416)	3,668	(8,433)

Adjusted Operating Income (Loss)	$2,150	$5,577	$(1,386)	$328

Horizon Lines, Inc.

Adjusted Net Loss Reconciliation

(in thousands)

	Quarter Ended June 24, 2012	Quarter Ended June 26, 2011	Six Months Ended June 24, 2012	Six Months Ended June 26, 2011
Net Loss	$(46,074)	$(5,416)	$(78,580)	$(39,487)
Net Loss from Discontinued Operations	(16,187)	(9,921)	(21,894)	(23,774)

Net (Loss) Income from Continuing Operations	(29,887)	4,505	(56,686)	(15,713)

Adjustments:
Gain on Change in Value of Debt Conversion Features	(32,800)	—	(19,130)	—
Loss on Conversion/Modification of Debt/Other Refinancing Costs	47,706	889	37,370	1,508
Antitrust Legal Expenses	427	949	1,183	3,127
Impairment Charge	257	2,818	257	2,818
Union/Other Severance	156	141	1,279	2,946
Accretion of Legal Settlements	578	44	1,121	284
Legal Settlements	—	(18,202)	—	(18,202)
Tax Impact of Adjustments	—	1,315	—	(127)

Total Adjustments	16,324	(12,046)	22,080	(7,646)

Adjusted Net Loss from Continuing Operations	$(13,563)	$(7,541)	$(34,606)	$(23,359)

Horizon Lines 2nd Quarter 2012	Page 11 of 11

Horizon Lines, Inc.

Adjusted Net Loss Per Share Reconciliation

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 24, 2012	June 26, 2011	June 24, 2012	June 26, 2011
Net Loss Per Share	$(2.30)	$(4.36)	$(6.78)	$(31.87)
Net Loss Per Share from Discontinued Operations	(0.81)	(7.99)	(1.89)	(19.19)

Net (Loss) Income Per Share from Continuing Operations	(1.49)	3.63	(4.89)	(12.68)

Adjustments Per Share:
Gain on Change in Value of Debt Conversion Features	(1.64)	—	(1.64)	—
Loss on Conversion/Modification of Debt/Other Refinancing Costs	2.38	0.72	3.22	1.22
Antitrust Legal Expenses	0.02	0.76	0.10	2.52
Impairment Charge	0.01	2.27	0.02	2.27
Union/Other Severance	0.01	0.11	0.11	2.38
Accretion of Legal Settlements	0.03	0.04	0.10	0.23
Legal Settlements	—	(14.67)	—	(14.69)
Tax Impact of Adjustments	—	1.06	—	(0.10)

Total Adjustments	0.81	(9.71)	1.91	(6.17)

Adjusted Net Loss Per Share from Continuing Operations	$(0.68)	$(6.08)	$(2.98)	$(18.85)

Horizon Lines, Inc.

EBITDA and Adjusted EBITDA Reconciliation

(in thousands)

	Quarter Ended	Quarter Ended	Six Months Ended	Six Months Ended
	June 24, 2012	June 26, 2011	June 24, 2012	June 26, 2011
Net Loss	$(46,074)	$(5,416)	$(78,580)	$(39,487)
Net Loss from Discontinued Operations	(16,187)	(9,921)	(21,894)	(23,774)

Net (Loss) Income from Continuing Operations	(29,887)	4,505	(56,686)	(15,713)

Interest Expense, Net	16,238	12,910	33,977	23,626
Tax Expense	49	681	346	196
Depreciation and Amortization	13,019	15,017	27,432	29,962

EBITDA	(581)	33,113	5,069	38,071
Gain on Change in Value of Debt Conversion Features	(32,800)	—	(19,130)	—
Loss on Conversion/Modification of Debt/Other Refinancing Costs	47,706	889	37,370	1,508
Antitrust Legal Expenses	427	949	1,183	3,127
Impairment charge	257	2,818	257	2,818
Union/Other Severance	156	141	1,279	2,946
Legal Settlements	—	(18,202)	—	(18,202)

Adjusted EBITDA	$15,165	$19,708	$26,028	$30,268

Note: EBITDA is defined as net income plus net interest expense, income taxes, depreciation and amortization. We believe that EBITDA is a meaningful measure for investors as (i) EBITDA is a component of the measure used by our board of directors and management team to evaluate our operating performance and (ii) EBITDA is a measure used by our management team to make day-to-day operating decisions. Adjusted EBITDA excludes certain charges in order to evaluate our operating performance, for making day-to-day operating decisions and when determining the payment of discretionary bonuses.

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